Exhibit 99.16

April 4, 2024

Filed via SEDAR+

To All Applicable Exchanges and Securities Administrators

Subject:	Intermap Technologies Corporation (the “Issuer”)
Notice of Meeting and Record Date

Dear Sir/Madam:

We are pleased to confirm the following information with respect to the Issuer’s upcoming meeting of securityholders:

Meeting Type:	Annual Special Meeting
Meeting Date:	June 13, 2024
Record Date for Notice of Meeting:	April 29, 2024
Record Date for Voting (if applicable):	April 29, 2024
Beneficial Ownership Determination Date:	April 29, 2024
Class of Securities Entitled to Vote:	Common
ISIN:	CA4589774021
Issuer sending proxy materials directly to NOBOs:	No
Issuer paying for delivery to OBOs:	No
Notice and Access for Beneficial Holders:	Yes
Notice and Access for Registered Holders:	Yes

In accordance with applicable securities regulations we are filing this information with you in our capacity as agent of the Issuer.

Yours truly,

Odyssey Trust Company

as agent for Intermap Technologies Corporation